Exhibit 99.1

TRILLION ENERGY ANNOUNCES SASB UPDATE AND ALAPLI 2 WELL RESULTS

Optimization of future SASB Drilling program begins

August 2, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce the Alapli-2 well flow test results and to provide an update on future drilling programs at the SASB gas field, Turkiye.

Alapli-2 Well results

Alapli-2 has 32 metres of total gas pay in the A, B, C and D sands of the Akcakoca Member, which is 22.7 metres thicker than the offset well Alapli-1. 15.1 metres measure thickness of gas pay were perforated and tested in Alapli-2; 9.1 metres “A” sand and 6 metres “D” sand. A combined flow rate of 11.9 MMcf/d was obtained using a 24/64” choke. Alapli-2 will be producing to the sales line in two days.

Operational update for SASB Drilling Program

After drilling five successful long reach directional wells and one re-completion at SASB, Trillion will continue to perform several new perforations of existing wells and begins to recalibrate the future drilling program to optimize capital expenditures to get the best return.

The next Phase of drilling is expected to resume during mid-2024 and includes several sidetrack wells, long reach directional wells as well as stratigraphic exploration wells.

For the remainder of 2023, Trillion will focus on: a) conducting field analysis to determine how to maximize gas production and ascertain which gas pools require additional wells in the next phase of drilling; b) complete reprocessing and remapping of the 3D seismic to delineate new stratigraphic exploration; c) plan and organize the next drilling phase to maximize returns on deployed capital.

For the 2024 SASB drilling program, five sidetrack wells have been engineered with certain long lead items purchased. These wells are expected to be drilled first, followed by several stratigraphic exploration prospects. New 3D seismic re-processing is expect to be completed by October 2023 to facilitate the 2024 drilling program as previously detailed in our January 31, 2023 Press Release. The new 3D seismic re-processing is expected to define stratigraphic exploration targets as well as to delineate reserves in structural traps.

Rig Contract

Trillion’s Uranus rig contract signed in 2022 mandated a minimum of 100 days’ drilling time and allowed for up to seven well operations. This contract corresponded with our anticipated Phase I program at the time of seven wells. Trillion will be seeking ways to maximize economics for the 2024 drilling program. Trillion has been actively negotiating a new drilling contract for the 2024 SASB drilling program. After the completion of the Alapli-2 well, the current drilling program will be concluded for 2023. During recalibration for next phase the URANUS rig will return to Constanta.

Update on well production

Trillion is continuing with it’s operations to maximize gas production at SASB. After the perforation of Alapli-2 the wire line unit and tractors will be moved to the Akcakoca Platform to carry out some additional perforations. Guluc-2 will have additional gas pay to be perforated as well as Akcakoca-3 and West Akcakoca-1 well. West Akcakoca-1 will be the pilot well for the slim hole ESP pump to lower water loading.

Art Halleran CEO:

“Almost one year ago, we began drilling at the SASB gas field using advanced drilling technology to reach previously unreachable gas pools. We are pleased with the results of the first drilling campaign at SASB and believe our success on the field will continue. We look forward to opening a new dimension with the assessment of stratigraphic gas prospects on the SASB block and to maximize returns for drilling at SASB. The revenue generated by SASB gas production will now build a material cash balance and be used for other ventures.”

Annual General Meeting

The Company will hold its AGM on Thursday, August 10, 2023, at 11:00 a.m. at the offices of DS Lawyers Canada LLP at 800, 333 -7th Avenue SW, Calgary, AB, T2P 2C1. The Company has set the record date for the AGM at July 6, 2023. The Notice of Meeting, the accompanying Management Information Circular and related meeting materials are now available under the Company’s profile on SEDAR at www.sedar.com and were mailed out to shareholders as of the record date July 14, 2023.

About the Company

Trillion Energy is focused on natural gas production for Europe and Türkiye with natural gas assets in Türkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. More information may be found on www.sedar.com, and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2023. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and our Prospective Resource report effective October 31, 2021.